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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                              SPORTSLINE.COM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  848934 10 5
                        ------------------------------
                                (CUSIP Number)

                                August 17, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

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  CUSIP No. 848934 10 5
           ------------


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      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)


      Michael Levy
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3.


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A
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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,827,792/(1)/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             60,000/(1)/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,827,792/(1)/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          60,000/(1)/
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,887,792/(1)/
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      6.4%/(1)/
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      TYPE OF REPORTING PERSON
12.
      IN
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____________________________
/(1)/ See Item 4.

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Item 1

     (a) Name of Issuer

         SportsLine.com, Inc.

     (b) Address of Issuer's Principal Executive Offices

         2200 West Cypress Creek Road
         Fort Lauderdale, Florida 33309

Item 2

     (a) Name of Person Filing

         Michael Levy

     (b) Address of Principal Business Office

         c/o SportsLine.com, Inc.
         2200 West Cypress Creek Road
         Fort Lauderdale, Florida 33309

     (c) Citizenship

         U.S.A.

     (d) Title of Class of Securities

         Common Stock, $.01 Par Value

     (e) CUSIP Number

         848934 10 5

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Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     (a) [_]  Broker or dealer registered under section 15 of the Exchange Act.

     (b) [_]  Bank as defined in section 3(a)(6) of the Exchange Act.

     (c) [_]  Insurance company as defined in section 3(a)(19) of the Exchange
              Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act.

     (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

     (j) [_]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d1(c), check this box. [_]

Item 4. Ownership.

     (a) Amount beneficially owned: As of August 20, 2001, the Reporting Person beneficially owned 1,887,792 shares of Common Stock. The Reporting Persons holds of record 1,827,792 shares directly and 60,000 shares are held of record by a non-profit corporation established for religious, charitable, scientific, educational and literary purposes, of which the Reporting Person is a director and the president. As of August 20, 2001, the Reporting Person does not have the right to acquire beneficial ownership of any shares of Common Stock within 60 days through the exercise of conversion of any option, warrant or right or otherwise.

     (b)  Percent of Class:  6.4%


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 1,827,792

          (ii)  Shared power to vote or to direct the vote: 60,000

          (iii) Sole power to dispose or to direct the disposition of: 1,827,792

          (iv)  Shared power to dispose or to direct the disposition of: 60,000

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of

                                       4

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         the class of securities, check the following. [_]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group

         Not applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2001


                                             /s/ Michael Levy
                                             ---------------------------------
                                             Michael Levy

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